Industrias Bachoco Announces Second Quarter 2014 Results

CELAYA, Mexico, July 23, 2014 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q14") and first half ("1H14") 2014 results ended June 30, 2014. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2014 vs 2013

  Net sales increased 0.6% in 2Q14.
  EBITDA margin was 16.5% for 2Q14 and 14.1% in the 1H14.
  Earnings per basic and diluted share totaled $1.81 for 2Q14 and $2.91 for the 1H14.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "The second quarter was in line with the seasonal behavior of the Mexican poultry industry, as it normally is a strong quarter. On one hand, we observed a balanced supply and demand in our main product lines in both our Mexican and US markets, and on the other hand, following worldwide trends, we observed a reduction in the cost of our major raw material; this reduction, mainly in corn, benefited our production cost.

These factors allowed us to increase our total sales, to post strong quarter results with double digits in all of our margins and, to practically reach the same operating results in the first half of 2014 as compared with the extraordinary results of the first half of 2013, which represented a tough comparison.

The Company's negative net debt totaled $7,171 million, which positions us as a financially solid Company."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2013.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Net Sales	10,608.8	10,546.6	62.2	0.6
Net sales in Mexico	8,468.6	8,511.2	(42.6)	(0.5)
Net sales in the U.S.	2,140.2	2,035.4	104.8	5.1

NET SALES BY SEGMENT
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Net Sales	10,608.8	10,546.6	62.2	0.6
Poultry	9,672.7	9,513.5	159.2	1.7
Other	936.1	1,033.1	(97.0)	(9.4)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2Q14	2Q13	Volume	%
Total sales volume:	450,563	424,755	25,808	6.1
Poultry	362,806	336,470	26,336	7.8
Others	87,757	88,286	(528)	(0.6)

The Company's 2Q14 net sales totaled $10,608.8 million, $62.2 million or 0.6% more than $10,546.6 million reported in 2Q13. The increase is a result of more volume sold and solid chicken and swine prices during most of the quarter; this was partially offset with lower sales in eggs and balanced feed products caused by lower prices when compared to 2Q13.

In 2Q14, sales of our U.S. operations represented 20.2% of our total sales; this compares with 19.3% in 2Q13.

GROSS PROFIT
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Cost of sales	8,151.6	8,040.0	111.5	1.4
Gross profit	2,457.2	2,506.6	(49.3)	(2.0)
Gross margin	23.2%	23.8%	-	-

In 2Q14 the cost of sales totaled $8,151.6 million, $111.5 million or 1.4% higher than $8,040.0 million reported in 2Q13; the increase in the cost of sales is mainly attributed to more volume sold, as our average cost per unit was lower than the average cost per unit in 2Q13, in all of our main product lines as a result of decreases in main raw material prices and productivity improvements.

Therefore, we were able to post a gross profit of $2,457.2 million and a gross margin of 23.2% in 2Q14; this profit is slightly lower than a gross profit of $2,506.6 million and a gross margin of 23.8% in 2Q13.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Total SG&A	920.6	826.5	94.2	11.4

Total SG&A expenses in 2Q14 were $920.6 million, $94.2 million or 11.4% more than the $826.5 million reported 2Q13. This increase is mainly attributed to higher sales and administrative expenses as our volume sold increased; we are implementing new projects that we should capitalize in the near future.

Total SG&A expenses as a percentage of net sales represented 8.7% in 2Q14 compared to 7.8% in 2Q13.

OTHER INCOME (EXPENSE), NET
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Other income (expense), net	(6.5)	35.4	(41.9)	(118.3)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q14, we recorded other expenses of $6.5 million, compared with other income of $35.4 million reported in 2Q13; this is mainly attributed to losses in the sale of several unused assets.

OPERATING INCOME
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Operating income	1,530.1	1,715.5	(185.4)	(10.8)
Operating margin	14.4%	16.3%	-	-

Operating income in 2Q14 totaled $1,530.1 million, which represents an operating margin of 14.4%, a lower result when compared to operating income of $1,715.5 million and a 16.3% operating margin reported in 2Q13.

The decrease in operating income is mainly attributed to lower gross income in 2Q14 and larger operating expenses.

NET FINANCIAL INCOME
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Net Financial Income	60.2	31.6	28.6	90.4
Financial Income	94.6	38.8	24.2	34.4
Financial Expense	(34.4)	(31.6)	4.3	(11.2)

In 2Q14, the Company reported net financial income of $60.2 million, compared to income of $31.6 million reported in the same period of 2013. The increase is mainly attributed to higher interest income and lower interest expenses.

TAXES FOR THE PERIOD
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Total Taxes	501.3	374.9	126.4	33.7
Income tax	354.0	422.3	(68.3)	(16.2)
Deferred income tax	147.3	(47.3)	194.7	(410.5)

Total taxes for the 2Q14 were $501.3 million, compared with total taxes of $374.9 million in the same period of 2013; the increase is attributed to a higher tax rate, which increased from 21% to 30% in our main subsidiary in Mexico.

NET INCOME
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Net income	1,088.9	1,371.8	(282.8)	(20.6)
Net margin	10.3%	13.0%	-	-
Non-Controlling Interest income	2.4	(0.4)	2.8	671.4
Net controlling interest income	1,086.5	1,371.8	(285.3)	(20.8)
Basic and diluted earnings per share[1]	1.81	2.29	-	-
Basic and diluted earnings per ADR[2]	21.73	27.44	-	-
Weighted average Shares outstanding[3]	599,875	600,000	-	-

1 In pesos
2 in pesos, an ADR equal to twelve shares
3 In thousands of shares

The net income for 2Q14 was $1,088.9 million, representing a basic and diluted income per share of $1.81 pesos per share, compared with a net income of $1,371.8 million, which represented $2.29 pesos of basic and diluted income per share in 2Q13. The decrease is mainly attributed to higher taxes and lower operating results.

Net margin was 10.3% and 13.0% for 2Q14 and 2Q13, respectively.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	2Q14	2Q13	Change
	$	$	$	%
Net controlling interest income	1,086.5	1,371.8	285.3	(20.8)
Income tax expense (benefit)	501.3	374.9	126.4	33.7
Result in associates	2.4	0.4	2.0	471.4
Net finance (income) expense	(60.2)	(31.6)	(28.6)	90.4
Depreciation and amortization	215.6	182.9	32.7	17.9
EBITDA	1,745.7	1,898.4	(152.7)	(8.0)
EBITDA Margin (%)	16.5%	18.0%	-	-
Other expense (income) net	6.5	(35.4)	41.9	(118.3)
Adjusted EBITDA	1,752.2	1,863.0	(110.8)	(5.9)
Adjusted EBITDA Margin	16.5%	17.7%	-	-
Net sales	10,608.8	10,546.6	62.2	0.6

EBITDA in 2Q14 reached $1,745.7 million, representing an EBITDA margin of 16.5%, compared to EBITDA of $1,898.4 million in 2Q13, with an EBITDA margin of 18.0%.

The adjusted EBITDA in 2Q14 reached $1,752.2 million, representing an adjusted EBITDA margin of 16.5%, compared to adjusted EBITDA of $1,863.0 million in 2Q13, with an adjusted EBITDA margin of 17.7%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2H14	2H13	Change
	$	$	$	%
Net Sales	20,252.2	20,535.4	(283.2)	(1.4)
Net sales in Mexico	16,215.5	16,231.0	(15.5)	(0.1)
Net sales in the U.S.	4,036.7	4,304.4	(267.7)	(6.2)

NET SALES BY SEGMENT
In millions of pesos	2H14	2H13	Change
	$	$	$	%
Net Sales	20,252.2	20,535.4	(283.2)	(1.4)
Poultry	18,462.9	18,685.6	(222.7)	(1.2)
Other	1,789.4	1,849.8	(60.5)	(3.3)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2H14	2H13	Volume	%
Total sales volume:	892,502	851,299	41,202	4.8
Poultry	721,745	683,688	38,056	5.6
Others	170,757	167,611	3,146	1.9

During the first half of 2014, net sales totaled $20,252.2 million, $283.2 million or 1.4% less than $20,535.4 million reported in the same period of 2013. The decrease in sales is attributed to higher volume sold and lower prices as compared with the first half of 2013.

In the first half of 2014 our production returned to more normalized levels, as our poultry volume was affected in some of our facilities in the central Mexico region during the first half of 2013.

In 1H14, sales of our U.S. operations represented 19.9% of our total sales, compared with 21.0% in 1H13.

OPERATING RESULTS
In millions of pesos	1H14	1H13	Change
	$	$	$	%
Cost of Sales	16,005.7	16,549.8	(544.1)	(3.3)
Gross Profit	4,246.5	3,985.6	260.9	6.5
Total SG&A	1,792.0	1,621.2	170.8	10.5
Other Income (expense)	(41.5)	112.5	(154.0)	(136.9)
Operating Income	2,413.1	2,476.9	(63.9)	(2.6)
Net Financial Income	110.9	50.9	60.0	117.9
Income Tax	775.4	515.0	260.4	50.6
Net Income	1,748.5	2,012.8	(264.2)	(13.1)

In 1H14 the cost of sales totaled $16,005.7 million, $544.1 million or 3.3% lower than $16,549.8 million reported 1H13; the decrease in the cost of sales is mainly attributed to lower prices of our major raw materials, basically corn, sorghum and soybean meal.

As a result, we reached a gross profit of $4,246.5 million and a gross margin of 21.0% in 1H14, a higher result than $3,985.6 million of gross profit and a margin of 19.4% reached in the same period of 2013.

Total SG&A expenses in 1H14 were $1,792.0 million, $170.8 million or 10.5% more than the $1,621.2 million reported 1H13. This increase is mainly attributed to the higher volume sold.

Total SG&A expenses as a percentage of net sales represented 8.8% in 1H14 compared to 7.9% in 1H13.

In 1H14 we had other expenses of $41.5 million, compared with other income of $112.5 million reported in 1H13; this is mainly attributed to larger losses in the sale of several unused assets.

The operating income in 1H14 was $2,413.1 million, which represents an operating margin of 11.9%, a slight decline from an operating income of $2,476.9 million and an operating margin of 12.1% in 1H13.

The net financial income in 1H14 was $110.9 million, higher when compared to net financial income of $50.9 million in 1H13, mainly attributed to higher interest income resulting from the high levels of cash and lower interest expenses.

Total taxes were $775.4 million as of June 30, 2014. These taxes include $482.4 million of income tax and $293.0 million of deferred income taxes; this figure compares to total taxes of $515.0 million, which includes income taxes of $718.5 and a positive amount in deferred income tax of $203.5 million in 1H13; the increase is attributed to a higher rate, which increased from 21% to 30%, in our main subsidiary in Mexico.

All the above result in a net income in the 1H14 of $1,748.5 million or 8.6% of net margin, which represents $2.91 pesos of earnings per share,, while in the 1H13 the net income totaled $2,012.8 million, 9.8% of net margin and $3.35 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1H14	1H13	Change
	$	$	$	%
Net controlling interest profit	1,746.2	2,009.7	(263.5)	(13.1)
Income tax expense (benefit)	775.4	515.0	260.4	50.6
Result in associates	2.4	3.1	(0.7)	(22.0)
Net finance (income) expense	(110.9)	(50.9)	(60.0)	118.1
Depreciation and amortization	438.7	366.6	72.7	19.9
EBITDA	2,851.7	2,842.9	(8.8)	(0.3)
EBITDA Margin (%)	14.1%	13.8%	-	-
Other expense (income) net	41.5	(112.5)	154.0	136.8
Adjusted EBITDA	2,893.2	2,730.4	162.8	(6.0)
Adjusted EBITDA Margin	14.3%	13.3%	-	-
Net sales	20,252.2	20,535.4	(283.2)	(1.4)

EBITDA in 1H14 reached $2,851.7 million, representing an EBITDA margin of 14.1%, compared to EBITDA of $2,842.9 million in 1H13, with an EBITDA margin of 13.8%.

The adjusted EBITDA in 1H14 reached $2,893.2 million, representing an adjusted EBITDA margin of 14.3%, compared to adjusted EBITDA of $2,730.4 million in 1H13, with an adjusted EBITDA margin of 13.3%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June, 2014	Dec. 31, 2013	Change
	$	$	$	%
TOTAL ASSETS	30,989.3	28,781.6	2,207.7	7.7
Cash and cash equivalents	9,666.4	7,721.0	1,945.4	25.2
Accounts receivable	1,490.8	2,227.8	(737.0)	(33.1)
TOTAL LIABILITIES	9,103.3	8,630.4	472.9	5.5
Accounts payable	2,488.9	2,818.9	(330.0)	(11.7)
Short-term debt	841.4	557.6	283.8	50.9
Long-term debt	1,654.1	1,510.2	143.9	9.5
TOTAL STOCKHOLDERS' EQUITY	21,886.0	20,151.1	1,734.9	8.6
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of June 30, 2014 totaled $9,666.4 million, up $1,945.4 million or 25.2% from $7,721.0 million as of December 31, 2013.

Total debt as of June 30, 2014 was $2,495.5 million, compared to $2,067.8 million reported as of December 31, 2013, mainly as a result of higher short-term bank debt.

Net debt as of June 30, 2014 was negative for $7,170.9 million, compared with a negative net debt of $5,653.2 million as of December 31, 2013.

CAPITAL EXPENDITURES
In millions of pesos	1H14	1H13	Change
	$	$	$	%
Capital Expenditures	474.9	333.2	141.7	42.5

Total CAPEX for the 2Q14 was $184.5 million and $474.9 million in 1H14, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of June 30, 2014
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury	0
Market cap (millions of pesos)	$34,878

Source: yahoo finances

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Jun 2014	58.13	56.03	58.13	53.77	51.77	53.77
May 2014	56.00	47.58	56.00	51.59	42.60	51.59
Apr 2014	48.62	47.43	47.99	44.45	43.03	44.10
Mar 2014	44.79	42.00	44.79	28.03	27.07	27.82
Feb 2014	32.34	28.97	31.80	30.35	27.02	30.01
Jan 2014	34.27	31.82	32.92	33.89	29.91	32.12

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
BBVA Bancomer	Fernando Olvera	fernando.olvera@bbva.com
Actinver	Carlos Hermosillo	chermosillo@actinver.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $12.99 per USD $1.0, which corresponds to the rate at the close of June 30, 2014, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	March 31	December 31
In million pesos	2014	2014	2013*

TOTAL ASSETS	$ 2,385.6	30,989.3	28,781.6

Total current assets	1,304.2	16,942.1	15,324.3
Cash and cash equivalents	744.1	9,666.4	7,721.0
Total accounts receivable	114.8	1,490.8	2,227.8
Inventories	303.6	3,944.1	4,158.4
Other current assets	141.7	1,840.8	1,217.2

Total non current assets	1,081.4	14,047.2	13,457.2
Net property, plant and equipment	899.0	11,678.4	11,652.4
Other non current Assets	182.4	2,368.8	1,804.8

TOTAL LIABILITIES	$ 700.8	9,103.3	8,630.4

Total current liabilities	338.7	4,399.7	4,370.8
Notes payable to banks	64.8	841.4	557.6
Accounts payable	190.4	2,473.0	2,818.9
Other taxes payable and other accruals	83.5	1,085.2	994.3

Total long-term liabilities	362.1	4,703.6	4,259.6
Long-term debt	127.3	1,654.1	1,510.2
Other non current liabilities	4.5	59.1	48.2
Deferred income taxes	230.2	2,990.4	2,701.2

TOTAL STOCKHOLDERS' EQUITY	$ 1,684.8	21,886.0	20,151.1

Capital stock	90.4	1,174.4	1,174.4
Commission in shares issued	30.8	399.6	399.6
Repurchased shares	7.8	101.1	99.6
Retained earnings	1,565.2	20,332.4	18,586.2
Others accounts	- 12.6	- 163.2	- 148.1
Non controlling interest	3.2	41.7	39.3

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,385.6	30,989.3	28,781.6

*Audited

Consolidated Statement of Income
Second Quarter Results, ended June 30.
-Unaudited-
	U.S. Dollar (1)
In millions pesos	2014	2014	2013	Change
Net sales	$ 816.7	10,608.8	10,546.6	0.6%
Cost of sales	627.5	8,151.6	8,040.0	1.4%
Gross profit	189.2	2,457.2	2,506.6	-2.0%
SG	70.9	920.6	826.5	11.4%
Other income (expenses), net	- 0.5	(6.5)	35.4	-118.3%
Operating income	117.8	1,530.1	1,715.5	-10.8%
Net finance income	4.6	60.2	31.6	90.4%
Income tax	38.6	501.3	374.9	33.7%
Net Income	$ 127.1	1,088.9	1,371.8	-20.6%

Non-controlling interest	0.2	2.44	(0.43)	-671.4%
Net controlling interest profit	84.0	1,086.5	1,371.8	-20.8%
Basic and diluted earnings per share	1.81	1.81	2.29	-20.8%
Basic and diluted earnings per ADR	21.73	21.73	27.44	-20.8%
Weighted average Shares outstanding[1]	599,875	599,875	600,000	0.0%

EBITDA Result	$ 134.4	1,745.7	1,898.4	-8.0%

Gross margin	23.2%	23.2%	23.8%
Operating margin	14.4%	14.4%	16.3%
Net margin	10.3%	10.3%	13.0%
EBITDA margin	16.5%	16.5%	18.0%

1In thousands

Consolidated Statement of Income
Accumulated results, for the six months ended June 30.
-Unaudited-
	U.S. Dollar (1)
In millions pesos	2014	2014	2013	Var.
Net sales	$ 1,559.1	20,252.2	20,535.4	-1.4%
Cost of sales	1,232.2	16,005.7	16,549.8	-3.3%
Gross profit	326.9	4,246.5	3,985.6	6.5%
Selling, general and administrative expenses	137.9	1,792.0	1,621.2	10.5%
Other income (expenses), net	- 3.2	(41.5)	112.5	-136.8%
Operating income	185.8	2,413.1	2,476.9	-2.6%
Net finance income	8.5	110.9	50.9	118.0%
Income tax	59.7	775.4	515.0	50.6%
Net income	$ 202.8	1,748.5	2,012.8	-13.1%

Non-controlling interest	0.2	2.39	3.06	-22.0%
Net controlling interest profit	134.8	1,746.2	2,009.7	-13.1%
Basic and diluted earnings per share	2.91	2.91	3.35	-13.1%
Basic and diluted earnings per ADR	34.93	34.93	40.20	-13.1%
Weighted average Shares outstanding[1]	599,910	599,910	599,985

EBITDA Result	$ 219.5	2,851.7	2,842.9	0.3%

Gross margin	21.0%	21.0%	19.4%
Operating margin	11.9%	11.9%	12.1%
Net margin	8.6%	8.6%	9.8%
EBITDA margin	14.1%	14.1%	13.8%

1In thousands

Consolidated Statement of Cash Flows
As of June 30:
-Unaudited-

	U.S. Dollar
In million of pesos	2014	2014	2013

NET MAJORITY INCOME BEFORE INCOME TAX	$ 194.3	2,524.0	777.9

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	37.2	483.3	289.0
Depreciation and others	33.8	438.7	183.1
Income (loss) on sale of plant and equipment	3.6	47.0	105.9
Other Items	(0.2)	(2.4)	-

ITEMS RELATING TO FINANCING ACTIVITIES:	5.7	73.8	31.6
Interest income (expense)	5.7	73.8	31.6
Other Items	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	237.2	3,081.0	1,098.4
CASH GENERATED OR USED IN THE OPERATION:	(28.5)	(370.1)	1,012.4
Decrease (increase) in accounts receivable	(4.2)	(55.1)	37.0
Decrease (increase) in inventories	16.6	216.0	1,347.9
Decrease (increase) in accounts payable	(40.1)	(521.5)	(506.3)
Decrease (increase) in other liabilities	(0.7)	(9.6)	133.9

NET CASH FLOW FROM OPERATING ACTIVITIES	208.7	2,710.9	2,110.8

NET CASH FLOW FROM INVESTING ACTIVITIES	(32.0)	(416.0)	(80.6)
Acquisition of property, plant and equipment	(36.6)	(474.9)	(111.2)
Proceeds from sales of property plant and equipment	1.0	13.4	30.6
Other Items	3.5	45.5	-

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	176.7	2,294.9	2,030.2

Net cash provided by financing activities:	36.1	469.4	(336.9)
Proceeds from loans	37.9	492.0	200.0
Principal payments on loans	(5.3)	(69.4)	(513.9)
Dividends paid	-	-	-
Other items	3.6	46.8	(23.0)
Net increase (decrease) in cash and equivalents	153.9	1,999.2	919.5

Cash and investments at the beginning of year	$ 517.1	6,716.9	5,138.1
CASH AND INVESTMENTS AT END OF PERIOD	$ 671.0	8,716.1	6,057.6

Derivatives Position Report
Second Quarter 2014
Thousands of Mexican Pesos, as of June 30, 2014										ANEXO 1

TYPE OF FINANCIAL INSTRUMENT	OBJETIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2014		1Q-2014		2Q-2014	1Q-2014
Forwards and knock out forwards.	Hedge and negotiation	$ 21,304	$ 12.99		$ 13.06		$ -54.53	$ 244.00	2014	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal and soy oil	Hedge	$ 51,741	CORN		CORN		-$ 285	$ 942	91% in 2014 and 9% in 2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-2014	$ 4.9775
			Jul-2014	$ 4.243
			Sep-2014	$ 4.188	Sep-2014	$ 5.0075

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					May-2014	$ 491.5
					Jul-2014	$ 479.8
			Aug-2014	$ 430.7
			Sep-2014	$ 392.6

			Jan-2015	$ 366.5	Jan-2015	$ 382.1
			Mar-2015	$ 368.2	Mar-2015	$ 382.7
			May-2015	$ 369.5	May-2015	$ 382.8
			Jul-2015	$ 371.0	Jul-2015	$ 383.9

			SOY OIL		SOY OIL
			In UScents per pound		In UScents per pound
			month	price	month	price
			Aug-2014	$ 38.95
			Sep-2014	$ 39.04
			Oct-2014	$ 39.02
			Dec-2014	$ 39.15
Options of Corn	Hedge and negotiation	$ -	CORN		CORN		$ -	$ 913	2014
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-2014	$ 4.98
Jul-2014
			Dec-2014	$ 3.9000	Dec-2014	$ 4.99
Options of soybean meal	Hedge and negotiation	-$ 431	SOYBEAN MEAL		SOYBEAN MEAL		-$ 431	$ -	2014
			In USD per ton		In USD per ton
			month	price	month	price
			May-2014	$ 491.5	May-2014	$ 491.50
Options of soy oil	Hedge and negotiation	$ -	SOY OIL		SOY OIL		$ -	$ -	2014
			In UScents per pound		In UScents per pound
			month	price	month	price
			Aug-2014	$ 38.95
			Sep-2014	$ 39.04
			Oct-2014	$ 39.02
			Dec-2014	$ 39.15

-The total financial instruments not exceed 5% of total assets as of June 30, 2014.
-The notional value represents the net position as of June 30, 2014 at the exchange rate of $12.99 per one dollar.
-A negative value means an unfavorable effect for the Company.

Second Quarter 2014
Thousands of Mexican Pesos, as of June 30, 2014								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and Knock Out Forwards (1)	-$ 55	$12.67	$ 13.31	$ 13.64	Direct	-$ 587	$ 478	$ 415
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 285	$ 4.0	$ 4.4	$ 4.6	The effect will materialize as the inventory is consumed	-$ 2,872	$ 2,302	$ 4,889
Futures of Soybean Meal: (2)		$ 409.2	$ 452.2	$ 473.8
Futures for Soy Oil (2)		$ 37.2	$ 40.9	$ 43.1
Options for Corn	$ -	$ 3.7	$ 4.1	$ 4.3		$ -	$ -	$ -
Options of Soybean Meal	$ -	$ 409.2	$ 452.2	$ 473.8		-$ 1,947	$ 10	$ 598
Options of Soy Oil	$ 1	$ 37.0	$ 40.9	$ 42.8		-$ 44	$ -	$ -

(1)The reference value is the exchange rate of Ps. $12.99 per USD as of June 30, 2014.

(2)The reference values are; the future of corn for July 2014, $4.2430 USD/bushel, the future of soybean meal for August 2014, $430.7  USD/ton, and the future for soy oil for August 2014, $38.95 UScents per lb.

All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Second Quarter 2014
Thousands of Mexican Pesos, as of June 30, 2014										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forwards and Knock Out Forwards	-$ 55	$6.50	$9.74	$16.24	$19.49	Direct	-$10,706	-$5,380	$2,545	$5,208

CONFERENCE CALL INFORMATION

The Company will host its second quarter 2014 earnings call, on Thursday, July 24, 2014. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UZQpZmtLNEzaPz

Confirmation Number: 37719963

Visit the following link to access the webcast:
http://www.media-server.com/m/p/6tzphc9h

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AA+ (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, claudia.cabrera@bachoco.net, inversionistas@bachoco.net, both of Industrias Bachoco Claudia Cabrera, IR